UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-23975
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
First Niagara Financial Group 401(k) Plan
B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
First Niagara Financial Group, Inc.
726 Exchange Street
Suite 618
Buffalo, New York 14210
REQUIRED INFORMATION
The First Niagara Financial Group 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2009 and 2008, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.
EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

99
First Niagara Financial Group 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2009 and 2008, with Reports of Independent Registered Public Accounting Firm thereon.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010	By:	/s/ Julie LaForest
First Vice President – Benefits & Operations Manager
First Niagara Financial Group, Inc.